Exhibit 3.1

Execution Version

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF

SERIES A CONVERTIBLE PARTICIPATING

PREFERRED STOCK

OF

HANSEN MEDICAL, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Hansen Medical, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the following resolution was duly approved and adopted by the Board of Directors of the Corporation (the “Board of Directors”) at a meeting of the Board of Directors, which resolution remains in full force and effect on the date hereof:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as further amended to date (the “Certificate of Incorporation”), and the Amended and Restated Bylaws of the Corporation (the “Bylaws”), and in accordance with Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), there is hereby created, out of the 10,000,000 shares of Preferred Stock, par value $.0001 per share (the “Preferred Stock”), of the Corporation remaining authorized, unissued and undesignated, a series of the Preferred Stock consisting of 100,000 shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Certificate of Incorporation that are applicable to the Preferred Stock):

SECTION 1 Designation of Amount.

(a) 100,000 shares of Preferred Stock shall be, and hereby are, designated the “Series A Convertible Participating Preferred Stock” (the “Series A Preferred Stock”), par value $.0001 per share.

(b) Subject to the requirements of the DGCL, the Certificate of Incorporation and this Certificate of Designations, the number of shares of Preferred Stock that are designated as Series A Preferred Stock may be increased or decreased by vote of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of such shares then outstanding plus the number of such shares that may be issued as dividends on the Series A Preferred Stock then outstanding and such additional shares issued as dividends. Any shares of Series A Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall, automatically and without further action, be retired and canceled promptly after the acquisition thereof, and shall become authorized but unissued shares of Preferred Stock when the Corporation shall take such action as may be necessary to reduce the number of authorized shares of the Series A Preferred Stock and may be reissued as part of a new series of any class or series of Preferred Stock in accordance with the Certificate of Incorporation and this Certificate of Designations.

SECTION 2 Certain Definitions.

Unless the context otherwise requires, the terms defined in this Section 2 shall have, for all purposes of this resolution, the meanings specified (with terms defined in the singular having comparable meanings when used in the plural).

“Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Bylaws” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Certificate of Incorporation” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Common Stock” shall mean the common stock, par value $0.0001 per share, of the Corporation.

“Conversion Date” shall have the meaning ascribed to such term in Section 6(e).

“Conversion Price” shall mean the lesser of (a) $0.65 and (b) the per share trailing volume-weighted average share price of the Common Stock on Nasdaq for the ten (10) trading days ending on the date prior to the date on which the Requisite Stockholder Approval is obtained (or, if such approval is not necessary, on the Conversion Date), in each case, subject to adjustment from time to time in accordance with Section 6(d).

“Corporation” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Counter Proposal” shall have the meaning set forth in Section 8(b).

“Current Market Price” shall mean the higher of (a) the per share trailing volume-weighted average share price of the Common Stock on Nasdaq for the twenty (20) previous trading days and (b) the closing share price of the Common Stock on Nasdaq for the previous day.

“Deemed Liquidation” shall mean a consolidation or merger of the Corporation with or into any other person or persons, a statutory share exchange, the sale of all or substantially all of the Corporation’s assets or the sale of capital stock in one or more related transactions wherein the shareholders of the Corporation immediately prior to the effectiveness of such transaction or transactions hold less than 50% of the capital stock of the Corporation or the surviving entity immediately after such transaction.

“Dividend Period” shall have the meaning ascribed to such term in Section 4(a)(i).

“DGCL” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Excluded Securities” shall mean:

(i) shares of Common Stock issued (or issuable upon exercise of rights, options or warrants outstanding from time to time) or granted to (A) officers, directors or employees of, or consultants to, the Corporation pursuant to a stock bonus, stock option plan, employee stock purchase plan, restricted stock plan or other similar plan or agreement or otherwise or (B) persons or entities with whom the Corporation has business relationships, including under equipment leasing arrangements, bank or other institutional loans, acquisitions of companies or product lines or other arrangements or transactions wherein the principal purpose of the issuance of such shares (or rights, warrants or options) is for non-equity financing purposes; provided, that, with respect to clauses (A) and (B) such grants or issuances are approved by the Board of Directors and any shares of Common Stock issued or issuable in such transactions (including as a result of the exercise or conversion of any rights, options or warrants issued in connection therewith) after the Initial Issue Date do not exceed in the aggregate, when combined with all other securities then outstanding that were issued in compliance with this clause (i) after the Initial Issue Date, 3% of the outstanding shares of Common Stock on a fully diluted basis on the Initial Issue Date;

(ii) shares of Common Stock issued or issuable as a result of any stock split, combination, dividend, distribution, reclassification, exchange or substitution for which an equitable adjustment is provided for in Section 6(d);

(iii) shares of Common Stock issued in the Rights Offering; and

(iv) shares of Common Stock issuable upon exercise of rights, options, warrants, notes or other rights to acquire securities of the Corporation outstanding as of the Initial Issue Date, including the Series E Warrants issued pursuant to the Stock Purchase Agreement.

“Existing Credit Agreement” shall mean that certain Amended and Restated Loan and Security Agreement, dated as of August 23, 2013, by and among the Corporation, the entities from time to time party thereto as Lenders and White Oak Global Advisors, LLC.

“Fair Market Value” shall mean, with respect to any listed security, its Market Price, and with respect to any property or assets other than cash or listed securities, the fair value thereof determined in good faith by the Board of Directors.

“Initial Dividend Rate” shall have the meaning set forth in Section 4(a)(i).

“Initial Issue Date” shall mean the date that shares of Series A Preferred Stock are first issued by the Corporation.

“Junior Securities” shall have the meaning set forth in Section 9(c).

“LIBOR” shall mean the daily rate of interest as published in the Money Rates section of The Wall Street Journal as London Interbank Offered Rates (Libor) with a term of three (3) months. If The Wall Street Journal ceases to publish the London Interbank Offered Rates (Libor), the Corporation may select a substitute publication or service that publishes the London Interbank Offered Rates (Libor), or its equivalent.

“Liquidation” shall have the meaning ascribed to such term in Section 5(a).

“Market Price” shall mean, as to any class of listed securities, the average of the closing prices of such security’s sales on all United States securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by the Nasdaq Stock Market LLC (“Nasdaq”) or a major non-U.S. exchange, but not on the basis of “pink sheets, as of 4:00 P.M., New York time, on such day or any successor organization, in each such case averaged over a period of twenty-one (21) days consisting of the day (or if such day is not a trading day, the immediately preceding trading day) as of which “Market Price” is being determined and the twenty (20) consecutive trading days prior to such day.

“New Securities” shall mean, collectively, equity or debt securities of the Corporation or any of its Subsidiaries, whether or not currently authorized, as well as rights, options, or warrants to purchase equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

“Offer Notice” shall have the meaning set forth in Section 8(a).

“Parity Securities” shall have the meaning set forth in Section 9(b).

“Participating Dividends” shall have the meaning ascribed to such term in Section 4(b).

“person” shall mean any individual, partnership, company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

“Preferred Stock” shall have the meaning set forth in the preamble to this Certificate of Designations.

“Redemption Date” shall have the meaning ascribed to such term in Section 7(b).

“Redemption Price” shall have the meaning ascribed to such term in Section 7(a).

“Regular Dividend Payment Date” shall have the meaning ascribed to such term in Section 4(a)(i).

“Regular Dividends” shall have the meaning ascribed to such term in Section 4(a)(i).

“Requisite Holders” shall mean the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

“Requisite Stockholder Approval” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“Rights Offering” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” shall mean the Securities Purchase Agreement dated as the date hereof, by and among the Corporation and the purchasers identified on Exhibit A thereto.

“Senior Securities” shall have the meaning set forth in Section 9(a).

“Series A Preferred Stock” shall have the meaning set forth in Section 1(a).

“Series A Recapitalization Event” shall mean any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving a change in the capital structure of the Series A Preferred Stock.

“Series A Stockholder” shall have the meaning set forth in Section 8.

“Series E Warrants” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“Stated Value” shall mean the per share stated value for a share of Series A Preferred Stock of $650.00.

“subsidiary” means, with respect to any person, (a) a company a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by a subsidiary of such person, or by such person and one or more subsidiaries of such person, (b) a partnership in which such person or a subsidiary of such person is, at the date of determination, a general partner of such partnership, or (c) any other person (other than a company) in which such person, a subsidiary of such person or such person and one or more subsidiaries of such person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest, (ii) the power to elect or direct the election of the directors or other governing body of such person, or (iii) the power to direct or cause the direction of the affairs or management of such person. For purposes of this definition, a person is deemed to own any capital stock or other ownership interest if such person has the right to acquire such capital stock or other ownership interest, whether through the exercise of any purchase option, conversion privilege or similar right.

“Subsidiary” shall mean a subsidiary of the Corporation.

SECTION 3 Voting Rights.

(a) General. Except as otherwise provided by the DGCL, other applicable law or as provided in this Certificate of Designations, the holders of Series A Preferred Stock shall not be entitled to vote (or render written consents) on any matter submitted for a vote of (or written consents in lieu of a vote as permitted by the DGCL, the Certificate of Incorporation and the Bylaws) holders of Common Stock.

(b) Protective Provisions. The Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the affirmative vote (or written consent as permitted by the DGCL, the Certificate of Incorporation and Bylaws) of the Requisite Holders, voting (or consenting) as a separate class:

(i) amend, alter, modify or repeal (whether by merger, consolidation or otherwise) this Certificate of Designations, the Certificate of Incorporation or the Bylaws in any manner that adversely affects the rights, preferences, privileges or the restrictions provided for the benefit of, the Series A Preferred Stock (in each case, including without limitation, changing the total number of Series A Preferred Stock that the Corporation shall have the authority to issue);

(ii) reclassify, alter or amend any securities of the Corporation or any Subsidiary in a manner that adversely affects the designations, preferences, powers and/or the relative participating, optional or other special rights, or the restrictions provided for the benefit of the Series A Preferred Stock;

(iii) in any manner authorize, create, designate, issue or sell any (A) class or series of capital stock (including shares of treasury stock) that would be classified as Senior Securities or Parity Securities or (B) rights, options, warrants or other securities (including debt securities) convertible into or exercisable or exchangeable for capital stock or any equity security or having any other equity feature, in each case, that would be classified as either Senior Securities or Parity Securities, except as may be necessary in connection with the declaration and payment of in-kind dividends to holders of outstanding shares of Series A Preferred Stock;

(iv) modify in any material way the business of the Corporation or any of its Subsidiaries, including entering into a new line of business;

(v) acquire or cause a Subsidiary to acquire, in any transaction or series of related transactions, the stock, business or material assets of any person or any business or assets of any person (in any such case, whether through the acquisition of securities, assets, or otherwise) where the consideration payable by the Corporation and or its Subsidiaries in connection with such acquisition (including any contingent or potential consideration), when taken together with all other consideration payable or paid by the Corporation and/or any of its Subsidiaries in connection with all other acquisitions (including contingent or potential consideration) by the Corporation and/or its Subsidiaries in the twelve (12) month period preceding the closing date of such acquisition, exceeds $1,000,000;

(vi) sell, transfer, license, assign, lease mortgage, pledge, grant a security interest in or otherwise dispose of or encumber, in any transaction or series of related transactions, any capital stock or assets of the Corporation or any Subsidiary, outside the ordinary course of business (other than pursuant to the Existing Credit Agreement);

(vii) repay, repurchase or redeem any indebtedness except as required pursuant to the terms of such indebtedness;

(viii) adopt a shareholders rights plan, or other anti-takeover plan or device;

(ix) effect a Liquidation or Deemed Liquidation;

(x) hire, terminate, increase the salary of or modify any other material employment terms of any member of senior management of the Corporation;

(xi) incur or suffer to exist at any time, or permit the Corporation or any of the Corporation’s Subsidiaries to incur or suffer to exist at any time, any indebtedness in excess of $1,000,000, other than indebtedness pursuant to the Existing Credit Agreement or any refinancing thereof in the same amount or less;

(xii) enter into, or become subject to, any agreement or instrument or other obligation which by its terms restricts the Corporation’s ability to perform its obligations under this Certificate of Designation, including the ability of the Corporation to pay dividends or make any redemption or other liquidation payment required hereunder (except for the Existing Credit Agreement);

(xiii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend, or make any distribution on, any shares of capital stock of the Corporation, other than redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein; or

(xiv) enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of the Requisite Holders.

SECTION 4 Dividends.

(a) Dividend Amount.

(i) Regular Dividends. In addition to any Participating Dividends (as described below) to which holders of Series A Preferred Stock may be entitled, the holders of the outstanding shares of Series A Preferred Stock shall be entitled to receive, for each share of Series A Preferred Stock, cumulative quarterly dividends at the quarterly rate that shall initially be 2.0% (the “Initial Dividend Rate”) of the sum of (A) the Stated Value plus (B) all accrued and unpaid Regular Dividends on such share of Series A Preferred Stock as of the first day of the applicable Dividend Period, in each case as adjusted for any stock dividends, splits, combinations and similar events (the “Regular Dividends”). Regular Dividends are payable in additional shares of Series A Preferred Stock. Regular Dividends will accrue on a daily basis and will be cumulative from the date of issuance and are payable quarterly in arrears on the last day of each of June, September, December and March (each such day, a “Regular Dividend Payment Date”), or, if such date is not a business day, the succeeding business day. The first “Dividend Period” begins on, and includes, the Initial Issue Date and ends on, and includes the next succeeding Regular Dividend Payment Date, and each subsequent Dividend Period begins on, and includes, the day after a Regular Dividend Payment Date and ends on, and includes, the next succeeding Regular Dividend Payment Date. The Initial Dividend Rate will increase by 2.0% on each Regular Dividend Payment Date (e.g., to 4.0% on the first Regular Payment Date, etc.) for so long as the Series A Preferred Stock remains outstanding. The amount of Regular Dividends payable for the initial dividend period, or any other dividend period shorter or longer than a full quarterly dividend period, will be computed on the basis of a quarter consisting of three 30-day months. Regular Dividends will be paid to the holders of record of Series A Preferred Stock as they appear in the records of the Corporation at the close of business on the 15th day of the calendar month in which the applicable Regular Dividend Payment Date falls or on such other date designated by the Board of Directors for the payment of Regular Dividends that is not more than sixty (60) days or less than ten (10) days prior to such Regular Dividend Payment Date. Any payment of a Regular Dividend will first be credited against the earliest accumulated but unpaid Regular Dividend due with respect to such share that remains payable.

(b) Participating Dividends. If the Board of Directors shall declare a dividend or other distribution payable upon the then outstanding shares of Common Stock, whether in cash, in kind or in other securities or property, the holders of the outstanding shares of Series A Preferred Stock shall be entitled to the amount of dividends as would be payable in respect of the number of shares of Common Stock into which the shares of Series A Preferred Stock held by each holder thereof could be converted, without regard to any restrictions on conversion, in accordance with the provisions of Section 6 hereof, such number to be determined as of the record date for determination of holders of Common Stock entitled to receive such dividend or, if no such record date is established, as of the date of such dividend (“Participating Dividends”). Participating Dividends are payable at the same time as and when dividends on the Common Stock are paid to the holders of Common Stock.

(c) Prior to declaring any dividend or making any distribution on or with respect to the shares of Series A Preferred Stock, the Corporation shall take all actions necessary or advisable under the DGCL to permit the payment of Regular Dividends and Participating Dividends to the holders of Series A Preferred Stock.

SECTION 5 Liquidation Preference.

(a) Liquidation Preference of Series A Preferred Stock. Subject to Section 5(b) below, in the event of any liquidation, dissolution, or winding up of the Corporation whether voluntary or involuntary, or in the event of its insolvency (a “Liquidation”), the holders of Series A Preferred Stock shall be entitled to have set apart for them, or to be paid, out of the assets of the Corporation available for distribution to stockholders (whether such assets are capital, surplus or earnings) after provision for payment of all debts and liabilities of the Corporation in accordance with the DGCL, before any distribution or payment is made with respect to any shares of Junior Securities and subject to the liquidation rights and preferences of any class or series of Senior Securities and Parity Securities, an amount equal to the greater of (i) the Stated Value per share of Series A Preferred Stock (which amount shall be subject to an equitable adjustment in the event of any Series A Recapitalization Event) plus the amount of all accrued and unpaid Regular Dividends thereon, whether or not declared, up to and including the date full payment shall be tendered to the holders of the Series A Preferred Stock with respect to such Liquidation and (ii) such amount as would have been payable on the number of shares of Common Stock into which the shares of Series A Preferred Stock held by each holder thereof could have been converted immediately prior to such Liquidation in accordance with the provisions of Section 6 hereof.

(b) Deemed Liquidation. In the event of a Deemed Liquidation, the holders of Series A Preferred Stock shall be entitled to have set apart for them, or to be paid, out of the assets of the Corporation available for distribution to stockholders (whether such assets are capital, surplus or earnings) after provision for payment of all debts and liabilities of the Corporation in accordance with the DGCL, before any distribution or payment is made with respect to any shares of Junior Securities and subject to the liquidation rights and preferences of any class or series of Senior Securities and Parity Securities, an amount equal to the greater of (i) 200% of the sum of (A) the Stated Value per share of Series A Preferred Stock (which amount shall be subject to an equitable adjustment in the event of any Series A Recapitalization Event) plus (B) the amount of all accrued and unpaid Regular Dividends thereon, whether or not declared, up to and including the date full payment shall be tendered to the holders of the Series A Preferred Stock with respect to such Liquidation and (ii) such amount as would have been payable on the number of shares of Common Stock into which the shares of Series A Preferred Stock held by each holder thereof could have been converted immediately prior to such Liquidation in accordance with the provisions of Section 6 hereto.

(c) Insufficient Assets. If, upon any Liquidation or Deemed Liquidation, the assets legally available for distribution among the holders of the Series A Preferred Stock and any Parity Securities of the Corporation shall be insufficient to permit payment to such holders of the full preferential amounts as provided for in Section 5(a) above, then such holders shall share ratably in any distribution of available assets according to the respective amounts which would otherwise be payable with respect to the securities held by them upon such liquidating distribution if all amounts payable on or with respect to such securities were paid in full, based upon the aggregate liquidation value payable upon all shares of Series A Preferred Stock and any Parity Securities then outstanding.

(d) Distribution to Junior Securities. After such payment shall have been made in full to the holders of the Series A Preferred Stock, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Series A Preferred Stock so as to be available for such payment, the remaining assets available for distribution shall be distributed ratably among the holders of the Junior Securities in accordance with the terms of such securities.

(e) Distributions Other than Cash. Whenever the distribution provided for in this Section 5 shall be payable in property other than cash, the value of such distribution shall be the Fair Market Value thereof. All distributions (including distributions other than cash) made hereunder shall be made pro rata to the holders of Series A Preferred Stock.

(f) Equitable Adjustments. The amounts to be paid or set aside for payment as provided above in this Section 5 shall be proportionately increased or decreased in inverse relation to the change in the number of outstanding shares resulting from any Series A Recapitalization Event.

SECTION 6 Conversion Rights.

(a) General. Subject to and upon compliance with the provisions of this Section 6, to the extent that such conversions do not trigger a shareholder approval requirement in accordance with Nasdaq listing rules, prior to the Requisite Stockholder Approval, upon the election of the Requisite Holders, each holder of shares of Series A Preferred Stock shall be entitled, at its option, at any time and from time to time, to convert all or any such shares of Series A Preferred Stock into the number of fully paid and nonassessable shares of Common Stock equal to the number obtained by dividing (i) the Stated Value of such Series A Preferred Stock, plus the amount of any accrued but unpaid Regular Dividends as of the Conversion Date by (ii) the Conversion Price in effect on the Conversion Date (determined as provided in this Section 6).

(b) Automatic Conversion. Upon the Requisite Stockholder Approval, all shares of Series A Preferred Stock shall be automatically converted into the number of shares of Common Stock into which such shares of Series A Preferred Stock are then convertible in accordance with Section 6(a) without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

(c) Fractions of Shares. Fractional shares may not be issued in connection with any conversion. If any fractional interest in a share would be deliverable upon conversion, such fractional share shall be rounded up to the next whole number.

(d) Adjustments to Conversion Price.

(i) If the Corporation shall, at any time or from time to time after the Initial Issue Date, issue Additional Shares of Common Stock, without consideration or for consideration per share less than the Current Market Price in effect immediately prior to the announcement date for such issuance, then the Conversion Price shall forthwith be lowered (but in no event increased) to a price equal to amount determined by multiplying such Conversion Price by a fraction:

(A) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to the announcement date for such issuance of such Additional Shares of Common Stock (calculated on a fully-diluted basis assuming the exercise or conversion of all Options or Convertible Securities) plus (2) the number of shares of Common Stock which the gross aggregate consideration, if any, received by the Corporation for the total number of such Additional Shares of Common Stock so issued would purchase at the Current Market Price in effect immediately prior to the announcement date for such issuance, and

(B) the denominator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock (calculated on a fully-diluted basis assuming the exercise or conversion of all Options or Convertible Securities) plus (2) the number of such Additional Shares of Common Stock so issued.

Any such adjustment shall become effective immediately upon issuance of such Additional Shares of Common Stock.

(ii) For the purposes of any adjustment of a Conversion Price pursuant to this Section 6(d), the following definitions shall be applicable:

(A) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock other than the Series A Preferred Stock.

(C) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to subsection 6(d)(iii) below, deemed to be issued) by the Corporation after the Initial Issue Date, other than shares of Excluded Securities or Common Stock issued or issuable:

(1) as a dividend or distribution on the Series A Preferred Stock;

(2) upon conversion of shares of Series A Preferred Stock; or

(3) pursuant to the Excluded Securities to the extent such shares were previously taken into account for purposes of the limitation in the definition of Excluded Securities;

(D) “Rights” or “Rights to Acquire Common Stock” shall mean all rights issued by the Corporation to acquire Common Stock whether by exercise of a warrant, option or similar call, or conversion of any existing instruments, in either case for consideration fixed, in amount or by formula, as of the date of issuance other than those rights described in subclauses (1) through (3) of clause (C) above.

(iii) Deemed Issuances. If the Corporation at any time or from time to time after the Initial Issue Date issues any Options or Convertible Securities or Rights to Acquire Common Stock, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or Rights to Acquire Common Stock or, in the case of Convertible Securities, issuable upon the conversion or exchange of such Convertible Securities, in each case, as of the date of their issuance, shall be deemed to be the number of Additional Shares of Common Stock issued as of the time of such issue; provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to subsection 6(d)(v) hereof) that would be received by the Corporation for such Additional Shares of Common Stock upon such exercise, conversion or exchange would be less than the Current Market Price in effect immediately prior to such issuance, and provided, further, that in any such case:

(A) no further adjustment in the Conversion Price shall be made upon the subsequent issuance of shares of Common Stock upon the exercise of such Options or Rights to Acquire Common Stock or upon the conversion or exchange of such Convertible Securities;

(B) upon the expiration or termination of any unexercised Option, Right to Acquire Common Stock or Convertible Security, the Conversion Price shall be adjusted immediately to reflect the applicable Conversion Price which would have been in effect had such Option, Right to Acquire Common Stock or Convertible Security (to the extent outstanding immediately prior to such expiration or termination) never been issued;

(C) if with respect to any Option, Right to Acquire Common Stock or Convertible Security, there shall have been an increase or decrease, with the passage of time or otherwise, in the consideration (determined pursuant to subsection 6(d)(v) below) payable upon the exercise, conversion or exchange thereof, then the Conversion Price then in effect shall be readjusted by (x) treating the Additional Shares of Common Stock, if any, actually issued or issuable pursuant to the exercise of such Option, Right to Acquire Common Stock or Convertible Security as having been issued or issuable for the consideration actually received and receivable therefor and (y) treating any Option, Right to Acquire Common Stock or Convertible Security which remains outstanding as being subject to exercise, conversion or exchange on the basis of such revised consideration payable as shall be in effect at such time; provided that no such adjustment need be made to the extent that the event giving rise to the adjustment referred to in this paragraph gives rise to an adjustment to the Conversion Price that is covered by another provision of this Section 6(d); and

(D) in the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option, Right or Convertible Security, including a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had the Conversion Price adjustment that was originally made upon the issuance of such Option, Right to Acquire Common Stock or Convertible Security which were not exercised, converted or exchanged prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option, Right to Acquire Common Stock or Convertible Security.

(iv) Waiver of Adjustment to Conversion Price. Notwithstanding the foregoing, the Requisite Holders can waive any adjustment to the Conversion Price.

(v) Determination of Consideration. For purposes of this Section 6, the value of the consideration received by the Corporation for the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A)	Cash and Property. Such consideration shall:

(1)	insofar as it consists of cash, be computed at the aggregate of cash received and the net present value of cash receivable (utilizing a discount rate of a rate per annum equal to LIBOR on the date of the issuance of such Additional Shares plus 250 basis points) by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2)	insofar as it consists of property other than cash (subject to clause (3) below), be computed at the Fair Market Value thereof at the time of such issue;

(3)	insofar as it consists of securities, be computed as follows: (x) if traded on a securities exchange or quotation system, based on the average of the closing prices of the securities on such exchange or quotation system over the 30 trading day period ending on the trading day immediately preceding the day the computation is being made, (y) if traded over-the-counter, based on the average of the closing bid or sale prices (whichever is applicable) over the 45 trading day period ending on the trading day immediately preceding the day the computation is being made, and (z) the securities are not traded as set forth in (x) or (y) above, the Fair Market Value thereof at the time of such issue; and

(4)	in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) through (3) above, as determined in good faith by the Board of Directors.

(B)	Options, Rights and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to this Section 6, relating to Options, Rights to Acquire Common Stock and Convertible Securities, shall be determined by dividing

(1)	the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options, Rights or Convertible Securities, plus the aggregate amount of additional consideration expected to be payable to the Corporation (as determined in good faith by the Board of Directors) upon the exercise of such Options or Rights to Acquire Common Stock or upon the conversion or exchange of such Convertible Securities, by

(2)	the maximum number of shares of Common Stock issuable upon the exercise of such Options or Rights to Acquire Common Stock or upon the conversion or exchange of such Convertible Securities.

(vi) Upon Stock Dividends, Subdivisions or Splits. If, at any time after the date hereof, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date for the determination of holders of Common Stock entitled to receive such stock dividend, or to be affected by such subdivision or split-up, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares.

(vii) Upon Combinations. If, at any time after the date hereof, the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, following the record date to determine shares affected by such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(viii) Capital Reorganization, Reclassification, Merger or Sale of Assets. If at any time or from time to time there shall be (A) a capital reorganization of the Common Stock, (B) a reclassification of the Common Stock (other than a subdivision, combination, or exchange of shares provided for elsewhere in this Section 6) or (C) a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation’s properties and assets to any other person, then, as a part of such reorganization, reclassification, merger, or consolidation or sale, provision shall be made so that holders of Series A Preferred Stock, as the case may be, shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock, the kind and amount of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such merger, consolidation or sale, to which such holder would have been entitled if such holder had converted its shares of Series A Preferred Stock immediately prior to such capital reorganization, reclassification, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6(d) with respect to the rights of the holders of the Series A Preferred Stock after the reorganization, reclassification, merger, consolidation or sale to the end that the provisions of this Section 6(d), including adjustment of the Conversion Price then in effect for the Series A Preferred Stock and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

(e) Exercise of Conversion Privilege. In order to exercise the conversion privilege, the holder of any share of Series A Preferred Stock shall surrender the certificate evidencing such share of Series A Preferred Stock, duly endorsed or assigned to the Corporation in blank, at any office or agency of the Corporation maintained for such purpose, accompanied by written notice to the Corporation at such office or agency that the holder elects to convert such Series A Preferred Stock or, if less than the entire amount thereof is to be converted, the portion thereof to be converted. Series A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) of (i) the event triggering automatic conversion pursuant to Section 6(b) or (ii) surrender of such shares of Series A Preferred Stock for conversion in accordance with the foregoing provisions, and at such time the rights of the holder of such shares of Series A Preferred Stock as a holder shall cease, and the person or persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time. As promptly as practicable on or after the Conversion Date, the Corporation shall issue and shall deliver at any office or agency of the Corporation maintained for the surrender of Series A Preferred Stock a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share, as provided in Section 6(c). In the case of any certificate evidencing shares of Series A Preferred Stock that is converted in part only, upon such conversion the Corporation shall also execute and deliver a new certificate evidencing the number of shares of Series A Preferred Stock that are not converted.

(f) Notice of Adjustment of Conversion Price. Whenever the provisions of Section 6(d) require that the Conversion Price be adjusted as herein provided, the Corporation shall compute the adjusted Conversion Price in accordance with Section 6(d) and shall prepare a certificate signed by the Corporation’s chief executive officer or chief financial officer setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed at each office or agency maintained for such purpose for conversion of shares of Series A Preferred Stock and mailed by the Corporation at its expense to all holders of Series A Preferred Stock at their last addresses as they shall appear in the stock register.

(g) Corporation to Reserve Common Stock. The Corporation shall at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued Common Stock or out of the Common Stock held in treasury, for the purpose of effecting the conversion of Series A Preferred Stock, the full number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock at any point during the next six (6) months. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value (if any) of the shares of Common Stock deliverable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action that, in the opinion of its counsel, is necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

(h) Taxes on Conversions. The Corporation will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of Series A Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that of the holder of the share(s) of Series A Preferred Stock to be converted (nor shall the Corporation be responsible for any other taxes payable by the holders of the Series A Preferred Stock), and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the satisfaction of the Corporation that such tax has been paid.

SECTION 7 Redemption of Series A Preferred Stock.

(a) Redemption at the Election of Holders of Series A Preferred Stock. At any time on or after the first anniversary of the Initial Issue Date, the Requisite Holders may elect, by delivering an irrevocable written notice to the Corporation, to have the Corporation redeem all or any portion of the Series A Preferred Stock held by such holder at a price per share (the “Redemption Price”) equal to the Stated Value per share plus an amount equal to all accrued and unpaid Regular Dividends thereon to the date of such notice. The Corporation shall, unless otherwise prevented by law, redeem from such holder on the Redemption Date the number of shares of Series A Preferred Stock identified in such notice of election.

(b) Redemption Closing. The closing of the Corporation’s redemption of the Series A Preferred Stock pursuant to this Section 7 shall take place at 11:00 a.m. Eastern Standard Time on the date that is no later than five (5) business days following the determination of the Redemption Price pursuant to Section 7(a) (the “Redemption Date”) at the Corporation’s principal executive office or other mutually agreed upon location where the closing will occur. At the closing, the Corporation shall pay to each holder of Series A Preferred Stock from whom shares of Series A Preferred Stock are being redeemed an amount equal to the aggregate applicable Redemption Price for all such shares against receipt from such holder of the certificate or certificates, duly endorsed or assigned to the Corporation in blank, representing the shares of Series A Preferred Stock being redeemed. All such payments shall be made by wire transfer of immediately available funds or, if any such holder shall not have specified wire transfer instructions to the Corporation prior to the closing, by certified or official bank check payable to the order of the holder. In the case of any certificate evidencing shares of Series A Preferred Stock that is redeemed in part only, upon such redemption the Corporation shall also execute and deliver a new certificate evidencing the number of shares of Series A Preferred Stock that are not redeemed.

(c) Insufficient Funds. If the Corporation shall not be permitted, or shall not have funds legally available in the amount necessary, to redeem all shares of Series A Preferred Stock to be redeemed on the applicable Redemption Date, then the Series A Preferred Stock shall be redeemed by the Corporation on such Redemption Date to the maximum extent the Corporation is permitted and has funds legally available on a pro rata basis, in accordance with the number of shares to be redeemed from each such holder of Series A Preferred Stock. The Corporation shall immediately redeem such shares of Series A Preferred Stock upon the termination of such legal prohibition and at any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series A Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available, on the basis set forth above.

(d) Effect of Redemption. From and after the close of business on the applicable Redemption Date, unless there shall have been a default in the payment of the Redemption Price, all rights (except the right to receive the Redemption Price) of the holders of Series A Preferred Stock with respect to the shares of Series A Preferred Stock to be redeemed on such date shall cease and terminate, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever whether or not the certificates representing such shares have been received by the Corporation; provided, however, that, notwithstanding anything contained herein to the contrary, (A) if the Corporation defaults in the payment of the Redemption Price, the rights of such holders with respect to such shares of

Series A Preferred Stock shall continue until the Corporation cures such default, and (B) without limiting any other rights of such holders, upon the occurrence of a subsequent Liquidation or Deemed Liquidation, with respect to the shares of Series A Preferred Stock in respect of which the payment of the Redemption Price has not occurred, such holders shall be accorded the Liquidation rights set forth in Section 5 hereof in respect of such remaining shares, as if no prior redemption request had been made. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein.

(e) Miscellaneous. Neither the Corporation nor any Subsidiary shall offer to purchase, redeem or acquire any shares of Series A Preferred Stock other than pursuant to the terms of this Certificate of Designations or pursuant to a purchase offer made to all holders of Series A Preferred Stock pro rata based upon the number of such shares owned by each such holder.

SECTION 8 Right of First Offer. Unless otherwise waived by the Requisite Holders, on the terms and subject to the conditions of this Section 8 and applicable securities laws, if the Corporation or any of its Subsidiaries proposes to offer or sell any New Securities, the Corporation shall first offer such New Securities to each holder of Series A Preferred Stock (a “Series A Stockholder”). A Series A Stockholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other person having “beneficial ownership,” as such term is defined as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, of such Series A Stockholder.

(a) The Corporation shall give notice (the “Offer Notice”) to each Series A Stockholder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Corporation within twenty (20) days after the Offer Notice is given, each Series A Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion of the shares of Series A Preferred Stock then held by such Series A Stockholder relative to number of shares of Series A Preferred Stock outstanding. Alternatively, the Requisite Holders may propose alternative terms and pricing for the New Securities (the “Counter Proposal”). Any unsubscribed portion of such New Securities shall be offered to the subscribing Series A Stockholders pro rata, based on their relative number of shares of Series A Preferred Stock. The closing of any sale pursuant to this Section 8(b) shall occur within sixty (60) days of the date that the Offer Notice is given or such other time as may be agreed between the Company and the Requisite Holders.

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 8(b), the Corporation may, during the ninety (90) day period following the expiration of the period provided in Section 8(b), offer and sell the remaining unsubscribed portion of such New Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice or Counter Proposal, as applicable. If the Corporation does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Series A Stockholders in accordance with this Section 8.

SECTION 9 Ranking.

For purposes of this Certificate of Designation, any stock of any class or classes of the Corporation shall be deemed to rank:

(a) prior to the shares of this Series A Preferred Stock, either as to dividends or upon liquidation, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of this Series A Preferred Stock (any such securities, “Senior Securities”);

(b) pari passu to the shares of this Series A Preferred Stock, either as to dividends or upon liquidation, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, pari passu with the holders of shares of this Series A Preferred Stock (any such securities, “Parity Securities”);

(c) junior to shares of this Series A Preferred Stock, either as to dividends or upon liquidation, if such class shall be Common Stock or if the holders of shares of this Series A Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes (any such securities, “Junior Securities”).

SECTION 10 Amendment and Waiver. Notwithstanding anything to the contrary herein, the amendment or waiver of any provisions of this Certificate of Designation can be approved by the Requisite Holders.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations, Preferences and Rights to be duly executed by its President, this 11th day of March 2015.

By:	/s/ Cary G. Vance
	Name:	Cary G. Vance
	Title:	President & CEO